Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
NOTICE OF EXTRAORDINARY GENERAL MEETING
The company announces it has posted a Circular to shareholders containing a Notice of Extraordinary General Meeting (“EGM”) and proxy form to its ordinary shareholders which outlines the background and reason for the EGM (the ‘Circular’).
The EGM is to be held on Monday 28 July 2008 to seek approval for the adoption by special resolution of a new Restricted Share Scheme to be established to provide executive directors with a long term incentive plan in accordance with the remuneration report which was approved by shareholders at the Annual General meeting in April 2008.
Copies of the Circular have been sent to the Document Viewing Facility of the Financial Services Authority, located at 25 The North Colonnade, Canary Wharf, London E14 5HS and will shortly be available for inspection.
2 July 2008